                                        Filed by North Fork Bancorporation, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                             Subject Company: Dime Bancorp, Inc.
                                                   Commission File No. 001-13094

CONTACT:   PRESS:                             INVESTOR:
           KEKST AND COMPANY                  NORTH FORK BANCORPORATION
           Robert Siegfried - 212-521-4832    Daniel M. Healy
           Victoria Weld  - 212-521-4849      516-844-1258


                                                          FOR IMMEDIATE RELEASE

               NORTH FORK BANCORPORATION TO COMMENCE $17 PER SHARE
                        EXCHANGE OFFER FOR DIME BANCORP

  OFFER REPRESENTS 41% PREMIUM OVER IMPLIED VALUE OF DIME-HUDSON UNITED MERGER

       NORTH FORK TO SOLICIT DIME STOCKHOLDERS TO VOTE AGAINST DIME-HUDSON
                                  UNITED MERGER

Melville, New York, March 5, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) today announced that it will commence an exchange offer to acquire all outstanding shares of Dime Bancorp, Inc. (NYSE:DME) for 0.9302 shares of North Fork common stock and $2.00 in cash per Dime share, a $17 per share value based on North Fork's closing share price of $16.125 per share on March 3, 2000. This represents a 41% premium over the implied value to Dime's shareholders of Dime's proposed merger with Hudson United Bancorp, based on the .60255 exchange ratio in the Hudson United merger and the closing price of Hudson United common stock on March 3, 2000 of $20.0625. The stock portion of the North Fork exchange offer is expected to be tax-free to Dime shareholders. Following the exchange offer, North Fork and Dime will consummate a merger in which each remaining Dime share will be exchanged for 0.9302 shares of North Fork common stock and $2.00 in cash. North Fork expects to file its exchange offer with the Securities and Exchange Commission later this week.

North Fork emphasized that completion of the exchange offer is conditioned upon Dime shareholders not approving Dime's proposed merger with Hudson United. Accordingly, North Fork announced today that it is filing preliminary proxy materials with the Securities and Exchange Commission to solicit against Dime's proposed stock-for-stock merger with Hudson United. North Fork is also filing a lawsuit in the Delaware Chancery Court challenging certain aspects of Dime's merger agreement with Hudson United.

As part of the proposed transaction, FleetBoston Financial has agreed to invest $250 million in a combined North Fork-Dime. Fleet has also entered into a two-year standstill agreement with North Fork in connection with the investment. Fleet will receive $250 million of North Fork convertible preferred stock (convertible at $18.69 per share) and ten-year stock purchase rights to purchase

7.5 million shares of North Fork common stock at $17.88 per share. In addition, once the combination is completed, North Fork will sell to Fleet 17 Dime branches with $2 billion in deposits.

John A. Kanas, Chairman, President and Chief Executive Officer of North Fork, said: "Our proposal makes obvious sense, creating a focused franchise with readily achievable cost savings and significant commercial and consumer banking opportunities in some of the best metropolitan New York markets. Dime shareholders receive a significant market premium, a much better dividend, and a proven management team to safeguard their investment. North Fork shareholders should expect an increase in GAAP earnings per share, an increase in cash earnings per share and an improvement in tangible book value per share. As a result of Fleet's proposed investment, we have also created the balance sheet flexibility to take advantage of restructuring opportunities that could significantly improve this performance. In short, this is the kind of transaction shareholders should require of managements, not the ill-conceived, dilutive deals that have plagued our industry."

"We are confident that if Dime and Hudson United agree to terminate their agreement, we can quickly negotiate a transaction acceptable to all parties involved," Mr. Kanas concluded.

The offer will be subject to certain conditions, including the satisfaction of a minimum tender condition, the stockholders of Dime not having approved Dime's merger agreement with Hudson United, the valid termination of the merger agreement between Dime and Hudson United, customary bank regulatory approvals, the approval of North Fork's exchange offer and its proposed merger by Dime's Board of Directors, the approval of North Fork shareholders for the issuance of North Fork stock in the exchange offer and merger, the valid termination of the stock option agreement between Dime and Hudson United and the surrender to Dime of the option granted to Hudson United thereunder for an amount not to exceed $50 million in cash, and Dime not taking any action that would impair North Fork's ability to acquire Dime or otherwise diminish the value to North Fork of Dime. The complete details of North Fork's exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

North Fork now has approximately $16 billion in assets and operates from 154 branch locations throughout the New York Metropolitan area and Connecticut.

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson United merger, filed today with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained for free from North Fork by directing such request to: North Fork Bancorporation, Inc., 275 Broad Hollow Road, Melville, New York 11747, Attention: Corporate Secretary, telephone: (516) 844-1004.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed today by North Fork with the Securities and Exchange Commission.

This document contains forward-looking statements concerning the financial condition, results of operations and business of North Fork following the consummation of its proposed acquisition of Dime, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of North Fork's management following such proposed acquisition, including, without limitation, statements relating to: (A) the cost savings expected to result from the proposed acquisition, (B) anticipated results of operations of the combined company following the proposed acquisition, (C) projected earnings per share of the combined company following the proposed acquisition, and (D) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (2) operating results following the proposed acquisition may be lower than expected; (3) competitive pressure among financial services companies may increase significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Dime may be greater than expected; (5) adverse changes in the interest rate environment may reduce interest margins of the combined company; (6) general economic conditions, whether nationally or in the market areas in which North Fork and Dime conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which North Fork and Dime are engaged; or (8) adverse changes may occur in the securities markets.


                                       ###

NORTH FORK BANCORPORATION (NYSE: NFB)                              [NFB LOGO]
-------------------------------------------------------------------------------


                            A better alternative for

                            DIME BANCORP SHAREHOLDERS

                                   Offered by

                            NORTH FORK BANCORPORATION

                                  March 6, 2000
--------------------------------------------------------------------------------

                            Conference Call Logistics

You are invited to participate in a North Fork Bancorporation CONFERENCE CALL on MONDAY, MARCH 6, AT 11:00 A.M. EASTERN TIME.

On the call, John A. Kanas, Chairman, President and Chief Executive Officer of North Fork will discuss North Fork Bancorporation's exchange offer for Dime Bancorp. A question and answer session will follow the formal presentation.

The call will begin promptly at 11:00 a.m. To ensure your participation in the entire call, please call (800) 967-7185 (toll-free in the United States) or
(719) 457-2634 (International callers) between 10:45 a.m. and 10:55 a.m. EST.

The call will be recorded, and will be available for playback beginning at 2 p.m. Eastern time until 8:00 p.m. on Friday March 10th by dialing (719) 457-0820 or (888) 203-1112, confirmation #192561.

--------------------------------------------------------------------------------
                                                                               1

FORWARD LOOKING STATEMENTS                                         [NFB LOGO]
-------------------------------------------------------------------------------


o This document contains forward-looking statements concerning the financial condition, results of operations and business of North Fork Bancorporation, Inc. ("North Fork" or "NFB") following the consummation of its proposed acquisition of Dime, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of North Fork's management following such proposed acquisition , including, without limitation, statements relating to: (A) the cost savings expected to result from the proposed acquisition, (B) anticipated results of operations of the combined company following the proposed acquisition, (C) projected earnings per share of the combined company following the proposed acquisition, and
     (D) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially form those contemplated by the forward-looking statements include, among others, the following factors: (1) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (2) operating results following the proposed acquisition may be lower than expected; (3) competitive pressure among financial services companies may increase significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Dime may be greater than expected; (5) adverse changes in the interest rate environment may reduce interest margins or adversely affect asset values of the combined company; (6) general economic conditions, whether nationally or in the market areas in which North Fork and Dime conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which North Fork and Dime are engaged; or (8) adverse changes may occur in the securities markets.

PROPOSAL TO DIME BANCORP SHAREHOLDERS                              [NFB LOGO]
-------------------------------------------------------------------------------


   Price                                  o $17.00 per DME share

   Exchange                               o 0.9302 shares of NFB plus
   (Fixed Common Stock Exchange Ratio)      $2.00 in cash for each share of DME

   Premium over HU Proposal               o 41% over implied value of DME shares
                                            to be received in DME - HU merger

   Tax and Accounting Treatment           o Partially tax-free exchange -
                                            Purchase Accounting

   Pro Forma Ownership                    o 58% NFB, 35% DME, 7% FBF*

   Regulatory Approvals                   o Customary

   Conditions                             o DME shareholders vote against
                                            Hudson United Bancorp merger
                                            proposal

                                          o Valid termination of DME - HU merger
                                            agreement

                                          o DME Directors approve exchange
                                            offer

   Anticipated Closing                    o Third Quarter 2000


* Assuming full conversion of warrants and preferred stock to be purchased by FleetBoston Financial as more fully described on page 4.

FLEETBOSTON INVESTMENT                                             [NFB LOGO]
-------------------------------------------------------------------------------


Convertible Perpetual               o $250 million
Preferred Stock and Rights

Preferred Features                  o 7 1/2% annual dividend, non-cumulative,
                                      payable quarterly

                                    o Convertible into NFB common stock at
                                      $18.69 per share

                                    o Callable at par by NFB after third
                                      anniversary of issue date

                                    o Qualifies as Tier 1 Capital

Stock Purchase Rights               o 7.5 million shares of NFB common stock
                                      at $17.88

                                    o 10 year term

Standstill                          o FBF for 2 years

Branch Purchase                     o FBF to purchase $2 billion of DME
                                      deposits for 8% premium
                                      (17 Locations on Long Island and
                                      Manhattan)

Conditions                          o Contingent upon closing of the NFB
                                      exchange offer



PRO FORMA BALANCE SHEET AND EARNINGS ESTIMATES                      [NFB LOGO]
-------------------------------------------------------------------------------


Dec. 31, 1999 (in millions,                NFB                       DME               PRO FORMA
except per share amounts)             Stand Alone (1)            Stand Alone          COMBINED (2)
----------------------------          ---------------            -----------          ------------
Assets                                   $ 16,321                  $ 23,921             $ 36,663
Investments                                 6,269                     4,178                6,548
Loans, net of unearned                      8,857                    15,207               24,064
Deposits                                    9,189                    14,261               21,450
Borrowings                                  5,230                     7,594               10,824
Capital Securities                            244                       152                  397
Preferred Stock                              --                        --                    250
Stockholders' Equity                        1,268                     1,516                3,195
Goodwill                                      360                       531                1,275

Stated Book Value                        $   7.27                                       $  11.75(4)
Tangible Book Value                          5.21                                           7.51(4)

2001E Per Share                                                                                             Accretion
                                                                                                            ---------
  EPS - Diluted (3)                      $   2.02                                       $   2.27              12.6%
  Cash Earnings per share                    2.13                                           2.52              18.5

 Leverage Ratio                                                                             7.40%(4)
 Tang. Cm. Equity / Tang. Assets                                                            5.59 (4)



(1)  Pro forma for Reliance and JSB acquisitions.

(2)  Pro forma combined reflects assumptions detailed in Appendix on page 16.

(3)  Based on 2001 IBES estimates.

(4) Pro forma book value and capital ratios as of December 31, 2000, solely for presentation purposes.

DME SHAREHOLDERS GET.....                                           [NFB LOGO]
-------------------------------------------------------------------------------

o    Immediate premium and better long-term growth prospects

o 35% ownership in a combined commercial banking franchise with $21.5 billion in deposits having a prominent market position in most of the New York Metropolitan area

o To own a significant part of one of the industry's top 50 commercial bank franchises with industry leading returns

         - 1999 ROA 1.92%, ROE 27.05%

o A highly focused management team with a large equity stake and a proven track record in acquisitions

o    Improved cash dividends

o    Reduced reliance on earnings from the mortgage banking business

NFB SHAREHOLDERS GET.....                                           [NFB LOGO]
-------------------------------------------------------------------------------

o    A transaction that is GAAP and Cash EPS accretive

o    A transaction that is tangible book value accretive

o    A larger and more prominent institution with stronger market share

o    A significant increase in core deposits

o    A unique relationship with FleetBoston

o An opportunity to dramatically grow our commercial banking business in New York City

o    A high performing and "well capitalized" company

WHAT DME SHAREHOLDERS MUST DO.........                             [NFB LOGO]
-------------------------------------------------------------------------------

o Vote against the proposed DME-HU merger prior to the March 15, 2000 special shareholder meeting

o Urge DME Board of Directors to preserve your opportunity to consider the North Fork proposal

o Encourage the DME Board of Directors to remove all obstacles and allow for a negotiated transaction with NFB

PROCESS/TIMING                                                    [NFB LOGO]
-------------------------------------------------------------------------------

o    NFB distributes proxy statement and exchange offer prospectus

o    DME shareholders vote NO

o    DME - HU terminate merger agreement

o    NFB obtains regulatory approvals

o    DME Board approves exchange offer and enters into merger agreement with NFB

o    Exchange of NFB shares and cash for DME shares, close second step merger

o    Closing - 3th Quarter 2000

SUMMARY                                                           [NFB LOGO]
-------------------------------------------------------------------------------

o    Provides immediate premium to DME shareholders

o    Earnings accretive

o    Creates a more competitive and focused banking franchise

o    Creates value for all shareholders

o    Opportunity to lever upon FleetBoston expertise

o    Avoids complicated MOE issues

o    An executable transaction, consistent with NFB's strategy

ADDITIONAL NORTH FORK INFORMATION                                   [NFB LOGO]
-------------------------------------------------------------------------------

o Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime Bancorp, Inc. / Hudson United Bancorp merger, filed today with the Securities Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained for free from North Fork by directing such request to: North Fork Bancorporation, Inc., 275 Broad Hollow Road, Melville, New York, 11747, Attention: Corporate Secretary, telephone (516) 844-1004.

o North Fork, its directors and executive officers and certain other persons may be deemed "participants" in North Fork's solicitation of proxies from Dime shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on
     Schedule 14A filed today by North Fork with the Securities and Exchange Commission.

NORTH FORK BANCORPORATION, INC. (NYSE: NFB)                         [NFB LOGO]
-------------------------------------------------------------------------------


                                    APPENDIX

BETTER BANKING FRANCHISE                                              [NFB LOGO]
--------------------------------------------------------------------------------

                   Branches

   Manhattan    9             Mercer     1
   Suffolk     87             Somerset   1
   Nassau      55             Warren     1
   Queens      44             Morris     1
   Bronx       11             Essex      1
   Kings       31             Hudson     1
   Richmond     5             Passaic    8
   Monmouth     1             Sussex     1
   Middlesex    4             Bergen     8


o  Largest independent bank in the
   Metro New York area

o  Strong position versus all
   competitors

o  Opportunity to dramatically
   impact commercial business in
   New York market


(DOLLARS IN MILLIONS)

                        NFB/DME                   NO.
MARKET                  DEPOSIT      RANK      BRANCHES          #1             #2             #3           #4            #5
------                  -------      ----      --------      ----------    -----------    ----------    ----------    ----------
NY Markets in           $18,938        5          268          Chase        Citigroup     Bank of NY        HSBC       NFB / DME
Which We Operate(1)
-----------------------------------------------------------------------------------------------------------------------------------
Kings County              4,187        1          31         NFB / DME       Chase           HSBC        Greenpoint    Citigroup

Queens County             3,219        2          44           Chase       NFB / DMF      Citigroup        Astoria     Greenpoint

Suffolk County(4)         3,867        2          87           Fleet       NFB / DME        Chase          Astoria     ABN AMRO

Nassau County(4)          3,547        4          55           Chase         Fleet        Greenpoint      NFB / DME    ABN AMRO

Northern New Jersey       1,449       10          18          Summit       First Union       Fleet        Hudson(2)    Valley Ntl.

Manhattan(4)                816       10           9           Chase        Citigroup     Bank of NY        HSBC       ABN AMRO

Westchester County          744        7           8           Chase      Bank of NY      Citigroup         HSBC      First Union

Bronx                       634        5          11           Chase        Citigroup     Emigrant(3)       HSBC       NFB / DME
-----------------------------------------------------------------------------------------------------------------------------------

Source: SNL Branch Migration Database
(1) NY MSA, excluding Putnam County and Rockland County and including Suffolk County, Nassau County and Northern New Jersey.

(2)  Hudson City Savings Bank.

(3)  Emigrant Bancorp.

(4) Reflects sale by NFB/DME of 7 branches in Suffolk, 5 branches in Nassau and 5 branches in Manhattan to FBF.

IMPACT ON DEPOSIT MIX                                               [NFB LOGO]
--------------------------------------------------------------------------------


     NORTH FORK BANK                            PRO FORMA
     ---------------                            ---------

DDA             18%   1.6 B             DDA             15%   3.3 B

TERM            36%   3.3 B             TERM            43%   9.2 B

SAV/NOW/MMDA    46%   4.3 B             SAV/NOW/MMDA    42%   9.0 B


Core Deposits - $5.9 B (64%)            Core Deposits - $12.3 B (57%)

Total Deposits - $9.2 B                 Total Deposits - $21.5 B


As of 12/31/99.
Pro Forma for Reliance and JSB acquisitions.

IMPACT ON LOANS                                                    [NFB LOGO]
--------------------------------------------------------------------------------


     NORTH FORK BANK                            PRO FORMA
     ---------------                            ---------

COMMERCIAL MTG      15%                 COMMERCIAL MTG         12%
MULTI-FAMILY MTG    36%                 MULTI-FAMILY MTG       21%
RESIDENTIAL MTG     31%                 RESIDENTIAL MTG        46%
CONSUMER             9%                 CONSUMER               14%
COMMERCIAL           8%                 COMMERCIAL              7%
CONSTRUCTION         1%                 CONSTRUCTION  less than 1%

Total Loans - $8.9 B                    Total Loans - $24.1 B


As of 12/31/99.
Pro Forma for Reliance and JSB acquisitions.

PRO FORMA FINANCIAL INFORMATION AND ASSUMPTIONS                     [NFB LOGO]
-------------------------------------------------------------------------------


Aggregate Consideration                      o  $2.0 billion: 108 million shares
                                                of NFB and $233 million in cash

Purchase Accounting                          o  $915 million in goodwill, amortized
                                                over 20 years

                                             o  Net assets adjusted to estimated fair value

De-leveraging                                o  Assumed $2 billion at a 75bps spread, after tax

2000 / 2001 DME EPS Estimate                 o  $2.34 / $2.46 per IBES

2000 / 2001 NFB EPS Estimate                 o  $1.82 / $2.02 per IBES

FBF Investment                               o  $250 million in convertible preferred
                                                stock issued to FBF

                                             O  7.5 million stock purchase rights

Branch Sale                                  o  $2.0 billion in deposits sold to FBF
                                                at an 8% deposit premium, reducing goodwill

Estimated Cost Savings                       o  $100 million after tax, or approximately 15%
                                                of combined company overhead

Merger Expenses                              o  $200 million after tax, included in goodwill

Revenue Enhancements                         o  None assumed


NORTH FORK YEAR-END RESULTS (NYSE:NFB)                               [NFB LOGO]
--------------------------------------------------------------------------------

                                                       Year Ending Dec. 31,
                                                  -----------------------------
                                                      1999             1998
                                                  ------------     ------------
Earnings per Share      - Diluted                    $1.62             $1.46
                        - Cash                        1.68              1.52

Cash Dividends          - Regular                    $0.63             $0.50
                        - Special                       --              0.15

Net Income (000s)                                 $220,369          $206,576

Net Interest Margin                                   4.16%             4.48%

Return on Assets                                      1.92              2.04

Return on Equity                                     27.05             25.22

Core Efficiency                                       34.3              35.0

Actual Shares Outstanding (millions)                 128.4             141.1

Total Assets (000s)                            $16,321,060(1)    $10,679,556

Market Capitalization (000s) (1)                $2,842,660                --



(1) Pro Forma for JSB/Reliance acquisitions.